# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Firefly Neuroscience, Inc., CIK 0000803578
CUSIP: 317970101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1100 Military Road, Kenmore, New York (NY), 14217
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (9% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (9% of the class)
  Comment: limited liability company
- Arena SPV Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (9% of the class)
  Comment: limited liability company
- Helena Special Opportunities, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (9% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Firefly Neuroscience, Inc.
Address of issuer's principal executive offices: 1100 Military Road Kenmore, NY, 14217

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) Arena Investors, LP (the "Adviser"); (2) Arena Investors GP, LLC (the "Adviser GP"); (3) Arena SPV Manager, LLC (the "Manager"); and (4) Helena Special Opportunities, LLC ("Helena"). Helena is a private investment vehicle. Helena directly beneficially owns the Common Stock reported in this statement. The Manager is the manager of Helena. The Adviser is the sole member of the Manager. The Adviser GP is the general partner of the Adviser. The Adviser, the Adviser GP and the Manager may be deemed to beneficially own the Common Stock directly beneficially owned by Helena. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on February 13, 2025, the Date of Event which requires the filing of this Schedule 13G.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 8,071,520 shares of Common Stock outstanding as of February 5, 2025 as reported by the Issuer in its Form S-1 filed with the SEC on February 7, 2025; and (y) 800,000 shares of Common Stock issued to Helena on February 13, 2025 in connection with the conversion of a convertible promissory note.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Arena Investors, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/20/2025)
- Arena Investors GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/20/2025)
- Arena SPV Manager, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/20/2025)
- Helena Special Opportunities, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (02/20/2025)